UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2018 (Report No.1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Update on Request to FDA for Orphan Drug Designation for THX-TS01 for

Treatment of Tourette Syndrome

With respect to our submission during June 2016 of a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette Syndrome, and with respect to a letter dated September 29, 2016, we have on September 27, 2017 responded to the above mentioned FDA letter within the designated time frames, and provided the FDA with our articulated and reasoned responses including documentation and clinical data to supports it. On December 26, 2017, we received FDA’s response to our response. The FDA has accepted that there is adequate scientific rationale for the treatment of TS with the THX-110 mainly through the preliminary results of ongoing clinical trial, suggesting that THX-110 may provide benefit in treating Tourette Syndrome. However, the FDA indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment.

Based on the above, the FDA was unable to grant us our request. We intend to respond promptly and provide the missing information. There is no assurance that we will successfully obtain orphan drug designation for Tourette Syndrome, although we believe that we can provide adequate data to address all issues raised by the FDA.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: January 16, 2018

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